OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                       December 21, 2007                 FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2289
                                                  EMAIL: AFINERMAN@OLSHANLAW.COM

VIA U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long; Edward M. Kelly,

Re:   WHX Corporation
      Pre-effective Amendment to Registration Statement on Form S-1
      File No. 333-146803

Dear Ms. Long and Mr. Kelly:

      We acknowledge receipt of the letter of comment dated December 11, 2007 from the Division of Corporation Finance (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with WHX
Corporation ("WHX" or the "Company") and provide the following supplemental response on its behalf. Our responses are numbered to correspond to your comments. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Amendment No. 2. to the
Registration Statement on Form S-1 filed on the date hereof (the "Registration
Statement"). Capitalized terms used herein and not separately defined have the meaning given to them in the Registration Statement.

GENERAL

1.    BASED ON THE RESPONSE TO PRIOR COMMENT 2, REMOVE ALSO THE REFERENCES TO
      "ESTIMATES FROM WHX'S ACTUARY" ON PAGE F-10, "CONSULTATION WITH ITS
      ACTUARIES" ON PAGE F-24, AND "ADVISED BY COUNSEL" ON PAGES F-46 AND F-109.

      The requested change has been made. See pages F-9, F-21, F-36, F-80, F-92 and F-122 of the Registration Statement.

                                                               NEW JERSEY OFFICE
                                                    744 BROAD STREET, 16TH FLOOR
                                                                NEWARK, NJ 07102
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

December 21, 2007

PROSPECTUS' FRONT COVER PAGE

2.    PLEASE REVISE TO DISCLOSE THE DISTRIBUTION ARRANGEMENTS FOR YOUR OFFERING
      THAT HAVE BEEN MADE. REFER TO ITEM 501(B)(8) OF REGULATION S-K.

      The Registration Statement has been revised to clarify. See the
Prospectus' Front Cover Page and Table of Contents of the Registration
Statement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES, PAGE 7; WHAT ARE THE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY
SUBSCRIPTION RIGHTS?, PAGE  18; MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES, PAGE 137

3.    BASED ON A REVIEW OF THE SECTIONS CITED ABOVE, WE ARE UNABLE TO CONCUR
      WITH THE RESPONSE TO PRIOR COMMENT 9 THAT WHX MAKES NO REPRESENTATION OF
      THE TAX CONSEQUENCES IN THE REGISTRATION STATEMENT. PLEASE FILE THE TAX
      OPINION AND RELATED CONSENT AS EXHIBITS TO THE REGISTRATION STATEMENT.

      Based on several conversations with Mr. Edward M. Kelly, we understand that our current disclosure is acceptable to the Division of Corporation
Finance.

EXPIRATION OF THE RIGHTS OFFERING AND EXTENSIONS, AMENDMENTS AND TERMINATION,

4.    PLEASE REVISE HERE AND ELSEWHERE IN YOUR PROSPECTUS TO INDICATE THE LATEST
      DATE YOU MAY EXTEND THE OFFERING.

      The requested change has been made. See pages 12 and 29 of the
Registration Statement.

5.    PLEASE REVISE TO INDICATE THE APPROXIMATE LENGTH OF TIME IT WILL TAKE FOR
      MONEY TO BE RETURNED IF THE OFFERING IS TERMINATED.

      The requested change has been made. See pages 12, 26, 29 and 30 of the
Registration Statement.

SUBSCRIPTION PRICE, PAGE 35

6.    WE NOTE YOUR RESPONSE TO COMMENT 15 OF OUR LETTER DATED NOVEMBER 14, 2007.
      PLEASE ALSO DISCLOSE THE MATERIAL DIFFERENCES BETWEEN THE PER SHARE
      SUBSCRIPTION PRICE AND THE FAIR VALUE OF THE COMMON STOCK AS OF THE MOST
      RECENT DATE PRACTICABLE. WE REISSUE COMMENT 15 IN THIS REGARD.

      The requested change has been made, and the difference between the per share subscription price and the fair value of the common stock will be finalized when the pricing information for the Rights Offering is available. See pages 11, 25 and 34 of the Registration Statement.

December 21, 2007

FEES AND EXPENSES, PAGE 39

7.    PLEASE QUANTIFY AND STATE THE AMOUNT TO HE PAID FOR "ALL OTHER
      COMMISSIONS, FEES, TAXES OR OTHER EXPENSES." ALSO INCLUDE THIS AMOUNT IN
      YOUR RIGHTS OFFERING SUMMARY BEGINNING ON PAGE 7. WE NOTE YOUR FIRST
      SENTENCE ON THE COVER PAGE OF YOUR PROSPECTUS STATES THAT YOU ARE
      DISTRIBUTING THE SUBSCRIPTION RIGHTS "AT NO CHARGE."

      The Registration Statement has been revised to clarify. See page 38 of the
Registration Statement.

MANAGEMENT'S DISCUSSION AND  ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE  52

8.    REFER TO PRIOR COMMENT 16. AS REQUESTED PREVIOUSLY, STATE WHAT THE LIMITS
      OF ALL MATERIAL FINANCIAL RATIOS AND TESTS ARE. FOR EXAMPLE, WE NOTE THE
      DISCLOSURE IN SECTION 6.16 OF EXHIBIT 4.36 AND SECTION 6.16 OF EXHIBIT
      10.37.

      The requested change has been made. See pages 17, 67, 73 and 75-78 of the
Registration Statement.

PLAN OF DISTRIBUTION, PAGE 142

9.    TO THE EXTENT THAT YOU INTEND TO CONDUCT THE OFFERING THROUGH OFFICERS,
      DIRECTORS, OR EMPLOYEES EXPLAIN HOW THEY QUALIFY FOR THE EXEMPTION FROM
      REGISTRATION AS BROKER-DEALERS UNDER RULE 3A4-1 OF THE SECURITIES EXCHANGE
      ACT.

      The Registration Statement has been revised to clarify. See page 136 of the Registration Statement.

STATEMENTS OF CASH FLOWS, PAGE F-89

10.   PLEASE TELL US WHY YOU HAVE PRESENTED TWO LINE ITEMS ENTITLED
      "DISCONTINUED OPERATIONS" WITHIN THE OPERATING ACTIVITIES SECTION OF YOUR
      CASH FLOW STATEMENT.

      The first line entitled "Discontinued Operations" represents the non-cash gain on disposal of the assets of the discontinued operation. The second line represents the change in the working capital accounts of the discontinued
operation. We have changed the cash flow statement accordingly. See page F-92 of the enclosed clean copy of the Registration Statement.

NOTE 8 -- INVENTORIES, PAGE F-98

11.   WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT 40. PLEASE CLARIFY FOR US HOW
      YOU DETERMINED THAT YOUR ACCOUNTING IS CONSISTENT WITH THE GUIDANCE IN THE
      ISSUES PAPER. ALSO, PLEASE CLARIFY HOW YOU DETERMINED THAT THE LIFO
      LIQUIDATION IS INVOLUNTARY AND TEMPORARY. IT IS NOT CLEAR WHETHER YOUR
      ACCOUNTING METHOD ENABLES COMPARABILITY WITH THE FINANCIAL STATEMENTS OF
      OTHER REGISTRANTS.

December 21, 2007

      The AICPA Issues Paper specifies two acceptable methods of computing the effect of LIFO on an interim basis in paragraph 8-3. WHX uses "approach (a)" as described in paragraph 8-2 as follows: "specific quarterly calculation of the
LIFO effect based on year to date amounts. Some do this by reviewing quarterly price changes; others review price changes and inventory level considerations".
The Advisory Conclusion in paragraph 8-7 indicates that "approach (a)" is acceptable. WHX is able to effectively calculate the specific LIFO effect on its precious metal inventory on an interim basis because precious metals are a commodity with a readily-quoted market price, and because it tracks the quantity of its precious metals in inventory on a daily basis.

      WHX also complies with the Advisory Conclusion with respect to the balance sheet classification issue described in paragraph 8-9: How should the adjustment be treated for interim balance sheet purposes? WHX follows treatment "(X)"
described in paragraph 8-9 as follows: Record as a deferred credit in the current liabilities section of the balance sheet the pretax income effect of the
LIFO inventory liquidation, with inventory reflecting the liquidation. WHX does not include in its balance sheet credit an additional amount necessary to reinstate the inventory balance to the amount before liquidation, which is described as treatment "Y" and which was deemed unacceptable to the Task Force.

      As to the determination that the LIFO liquidation is temporary, the following background (as described on page 69 of the Registration Statement) is provided: H&H accepts precious metal from suppliers and customers, which quantities are returnable in fabricated or commercial bar form under agreed-upon terms. To the extent such metals are used by the Company to meet its operating requirements, the amount of inventory which H&H must own is reduced. In the first quarter of 2007, the Company received 400,000 ounces of silver from a customer under an unallocated pool agreement. As a result of this agreement, along with a reduction in operating needs, the Company was able to reduce its owned quantity of silver. The unallocated pool agreement with the customer allows the customer to cancel the agreement upon notice to H&H, and thus, the
Company considered the LIFO liquidation, which arose principally from this agreement, to be temporary. As of year-end (December 31, 2007), the gain resulting from LIFO liquidation will be recognized in the statement of operations to the extent of the decrement of the LIFO inventory at that time.

EXHIBIT 5.1

12.   WE NOTE THE STATEMENT "THIS OPINION IS GIVEN AS OF THE DATE HEREOF AND WE
      ASSUME NO OBLIGATION TO UPDATE OR SUPPLEMENT SUCH OPINION TO REFLECT ANY
      FACTS OR CIRCUMSTANCES THAT MAY HEREAFTER COME TO OUR ATTENTION OR ANY
      CHANGES IN FACT OR LAW THAT MAY HEREAFTER OCCUR." PLEASE DELETE.
      ALTERNATIVELY, FILE A NEW OPINION IMMEDIATELY BEFORE THE REGISTRATION
      STATEMENT'S EFFECTIVENESS BECAUSE THE OPINION MUST SPEAK AS OF THAT TIME.

      The requested change has been made.  See Exhibit 5.1 to the
Registration Statement.

13. PLEASE CONFIRM THAT THE RIGHTS WILL BE GOVERNED BY DELAWARE LAW.

      Exhibit 5.1 to the Registration Statement has been revised to clarify. See
Exhibit 5.1 of the Registration Statement.

December 21, 2007

                                     CLOSING

      We welcome a further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2289.

                                     Very truly yours,

                                     /s/ Adam Finerman, Esq.
                                     -------------------------------------------
                                     Adam Finerman, Esq.

cc:   Glen M. Kassan
      Chief Executive Officer
      WHX Corporation
      1133 Westchester Avenue
      White Plains, New York 10604

      Michael Reiner, Esq.
      Breslow & Walker LLP
      100 Jericho Quadrangle, Suite 230
      Jericho, N& 11753